Exhibit 99.1

FOR RELEASE

UNITIL REPORTS YEAR-END EARNINGS

HAMPTON, N.H., FEBRUARY 2, 2017—Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Net Income of $27.1 million, or $1.94 per share, for the year ended December 31, 2016, a 3.0% increase of $0.8 million in Net Income, and $0.05 per share, compared to 2015. The Company’s earnings for the twelve months ended December 31, 2016 were driven by increases in natural gas and electric sales margins and lower utility operating costs. Net Income for the three months ended December 31, 2016 was $10.2 million, or $0.73 per share, compared to Net Income of $9.3 million, or $0.67 per share, for the same period in 2015.

“Customer growth, an effective regulatory agenda and cost management all contributed to continued earnings growth in 2016,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We grew our customer base by another 2,200 customers, achieved record levels of service reliability, and once again made significant investments to upgrade and expand our natural gas and electric distribution systems to meet our customers growing energy needs.”

Natural gas sales margin was $103.6 million in the twelve months ended December 31, 2016, resulting in an increase of $1.7 million compared to 2015. Gas sales margin in the twelve month period was positively affected by higher natural gas distribution rates and customer growth, partially offset by the negative impact of warmer winter weather on sales in the beginning of 2016. Based on weather data collected in the Company’s natural gas service areas, there were 8% fewer Heating Degree Days (HDD) in 2016 compared to 2015. The Company estimates that the warmer winter weather in 2016 negatively impacted gas sales margin by approximately $3.3 million, or $0.15 per share.

Electric sales margin was $88.1 million in the twelve months ended December 31, 2016, resulting in an increase of $2.6 million compared to 2015. Electric sales margin in 2016 was positively affected by customer growth, higher electric distribution rates and the favorable effect of above normal summer temperatures.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $6.1 million for the twelve months ended December 31, 2016, essentially on par with 2015.

Operation and Maintenance (O&M) expenses decreased $0.8 million for the twelve month period ended December 31, 2016 compared to 2015, reflecting lower utility operating costs of $2.0 million, including lower bad debt expenses and electric and gas distribution system maintenance costs, and lower outside service professional fees of $0.9 million, partially offset by higher compensation and benefit costs of $2.1 million.

Depreciation, Amortization, Property Taxes and other expenses increased $3.6 million in the twelve months ended December 31, 2016 compared to 2015, reflecting higher depreciation and property taxes on higher utility plant assets in service.

Interest Expense, net increased $0.6 million in the twelve months ended December 31, 2016 compared to 2015, primarily reflecting higher levels of short-term debt and lower net interest income on regulatory assets.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

Income Taxes were essentially unchanged for the twelve months ended December 31, 2016 compared to 2015, reflecting higher pre-tax earnings in 2016 and higher federal and state tax credits recognized in 2016.

At its January 2017 meeting, the Unitil Corporation Board of Directors declared a quarterly dividend on the Company’s common stock of $0.36 per share, an increase of $0.005 per share on a quarterly basis, resulting in an increase in the effective annual dividend rate to $1.44 per share from $1.42 per share. This dividend declaration continues an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss fourth quarter and full year 2016 results on Thursday, February 2, 2017, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 104,300 electric customers and 79,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, gas and electric energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy supply costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com

For more information please contact:

David Chong—Investor Relations	Alec O’Meara—Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com

Selected financial data for 2016 and 2015 is presented in the following table:

Unitil Corporation—Condensed Consolidated Financial Data
(Millions, except Per Share data)(Unaudited)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2016	2015	Change	2016	2015	Change

Gas Therm Sales:
Residential	10.1	8.9	13.5%	40.6	45.2	(10.2%)
Commercial/Industrial	43.5	40.6	7.1%	165.1	174.2	(5.2%)

Total Gas Therm Sales	53.6	49.5	8.3%	205.7	219.4	(6.2%)

Electric kWh Sales:
Residential	145.4	143.0	1.7%	651.3	671.4	(3.0%)
Commercial/Industrial	226.5	231.3	(2.1%)	977.5	996.3	(1.9%)

Total Electric kWh Sales	371.9	374.3	(0.6%)	1,628.8	1,667.7	(2.3%)

Gas Revenues	$57.1	$53.0	$4.1	$181.2	$202.6	$(21.4)
Cost of Gas Sales	25.2	24.2	1.0	77.6	100.7	(23.1)

Gas Sales Margin	31.9	28.8	3.1	103.6	101.9	1.7

Electric Revenues	45.7	47.9	(2.2)	196.1	218.0	(21.9)
Cost of Electric Sales	23.7	26.3	(2.6)	108.0	132.5	(24.5)

Electric Sales Margin	22.0	21.6	0.4	88.1	85.5	2.6

Usource Revenues	1.5	1.5	—	6.1	6.2	(0.1)

Total Sales Margin:	55.4	51.9	3.5	197.8	193.6	4.2

Operation & Maintenance Expenses	17.7	17.1	0.6	66.3	67.1	(0.8)
Depreciation, Amortization, Property Taxes & Other	16.5	15.6	0.9	66.5	62.9	3.6
Interest Expense, net	5.8	4.6	1.2	22.5	21.9	0.6

Income Before Income Taxes	15.4	14.6	0.8	42.5	41.7	0.8
Income Tax Expense	5.2	5.3	(0.1)	15.4	15.4	—

Net Income	$10.2	$9.3	$0.9	$27.1	$26.3	$0.8

Earnings Per Share	$0.73	$0.67	$0.06	$1.94	$1.89	$0.05

6 Liberty Lane West Hampton, NH 03842 T 603.772.0775 www.unitil.com